PRAXAIR, INC. AND SUBSIDIARIES



                                                 EXHIBIT 11.01


                       COMPUTATION OF EARNINGS PER SHARE
           (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                         YEAR ENDED DECEMBER 31,
                                         -----------------------
                                            1996          1995

Net Income                                  $282          $262

Weighted average common shares and
  common stock equivalents
  (stock options:):
    Weighted average common shares
     outstanding                     152,653,827   138,817,512
    Dilutive effect of stock options   6,383,889     5,329,957
                                     159,037,716   144,147,469

  Earnings per share                       $1.77         $1.82